SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Bovespa (São Paulo)	AMBV4 – Preferred
AMBV3 – Common
NYSE (New York)	ABV – Preferred
ABVc – Common

AMBEV ANNOUNCES NEW SHARE
BUYBACK PROGRAM

São Paulo, May 25, 2004 – Companhia de Bebidas das Américas – AmBev [NYSE: ABV, ABVc and BOVESPA: AMBV4, AMBV3], the world’s fifth largest brewer and Brazil’s leading beverage company, announced that its Board of Directors approved yesterday a new share buyback program limited to R$500 million.

The program is valid for a period of 365 days in accordance with CVM (Brazilian Securities and Exchange Commission) Instruction 10/80. Over the next 365 days, AmBev may repurchase up to 1,838,823,087 preferred shares, representing 8.94% of the preferred shares free float (i.e. 20,573,878,929 preferred shares).

Through the frequent issuance of new share buyback programs, AmBev keeps its policy of continuously enhancing shareholder value by combining an efficient use of its strong cash flow generation with a wise management of its capital structure, as evidenced by its investment grade rating in local currency. After investing in core activities that increase profits to shareholders, the Company also remains committed in returning cash to shareholders through share buybacks and dividends.

Acquisition of Call Options and Issuance of Put Options

A program to acquire call options and issue put options linked to AmBev’s shares was also approved, in accordance with CVM Instruction 390/03, respecting the limits set for the overall program.

The volume of options, held or issued, multiplied by their respective strike prices plus the aggregate amount of cash share repurchases is limited to R$500 million.

The amount of shares to be kept in treasury may not surpass the equivalent of 10% of the float of each share class, in compliance with article 3 of CVM Instruction 10/80, amended by CVM Instruction 268/97, and with article 3, 1st paragraph, of CVM Instruction 390/03.

The Company informs that regarding the Buyback Program issued on March 22, 2004, the Company has sold 50,000,000 put options linked to the shares issued by the Company of the series expiring on 06.21.05 at a strike price of R$ 628.00

Further information on the share buyback, including the brokers authorized to carry on the operation, is presented in the Minutes of the Meeting of the Board of Directors, available in our Investor Relations website.

The Board of Directors informs that there are no relevant facts that have not been announced, commanding the management to suspend the trading in case there is a relevant fact, including in relation to the ongoing incorporation, until the appropriate disclosure be made.

For additional information, please contact the Investor Relations Department:

Pedro Aidar	Fernando Vichi
(5511) 2122-1415	(5511) 2122-1414
acpaidar@ambev.com.br	acfgv@ambev.com.br

WWW.AMBEV-IR.COM

Our investor web site has additional company financial and operating information, as well as transcripts of conference calls. Investors may also register to automatically receive press releases by email and be notified of company presentations and events.

Statements contained in this press release may contain information which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Economica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.